News Release

Investor Relations Contact:	Media Contact:
Roy I. Lamoreaux	Tom Johnson or Chuck Burgess
Director, Investor Relations	The Abernathy MacGregor Group
(713) 646-4222 or (800) 564-3036	(212) 371-5999
FOR IMMEDIATE RELEASE
Plains All American Pipeline Discloses Proposal to Acquire
SemGroup Corporation for $24.00 per Share in Cash
     (Houston — October 24, 2011) Plains All American Pipeline, L.P. (NYSE: PAA) disclosed today that on October 6, 2011 it submitted a proposal to SemGroup Corporation (NYSE: SEMG) (“SemGroup”) to acquire all of the outstanding shares of SemGroup for $24.00 per share in cash. The proposal was made orally and in a letter delivered to SemGroup’s President and Chief Executive Officer Norman Szydlowski. PAA’s proposal is subject to customary documentation and regulatory approvals, but is not subject to a financing contingency.
     Under its terms, the proposal represents a premium of approximately 16% to SemGroup’s 10-day average closing price through October 5, 2011, the day immediately prior to PAA’s proposal, and a premium of approximately 20% over the 10-day average closing price immediately prior to SemGroup’s August 31, 2011 announcement of its pending asset sale to NGL Energy Partners LP (“NGL Energy Partners”). Following SemGroup’s rejection of and refusal to engage in constructive discussions regarding the October 6th proposal, PAA today sent a letter to SemGroup expressing its continued interest in pursuing the acquisition (the full text of this letter is below). PAA is making the letter public in order to inform SemGroup’s stockholders and other stakeholders of the proposal and PAA’s commitment to completing a transaction on the proposed terms.
     “We are disappointed that SemGroup’s Board of Directors has refused to engage in constructive discussions with us regarding a possible transaction,” said Greg L. Armstrong, PAA’s Chairman and Chief Executive Officer. “Since SemGroup’s emergence from bankruptcy in November 2009, its assets and businesses have consistently and materially under-performed the projections in its Plan of Reorganization. We believe that the attractive and certain value we are proposing to deliver to SemGroup’s stockholders is greater than any value that might be created on a reasonable timetable from any of SemGroup’s other strategic alternatives, including the value attributable to a successful completion of SemGroup’s proposed initial public offering of its newly-formed master limited partnership, Rose Rock Midstream, L.P., and its announced transaction with NGL Energy Partners, the expected value of which are already reflected in SemGroup’s stock price. Notably, our proposal incorporates and offers to SemGroup’s stockholders benefits from cost savings and synergies that we believe PAA is uniquely positioned to realize upon consummation of the proposed transaction.”

Text of PAA Letter to SemGroup:
October 24, 2011

Mr. Norman J. Szydlowski	Mr. John F. Chlebowski
President & Chief Executive Officer	Chairman of the Board
SemGroup Corporation	SemGroup Corporation
Two Warren Place	Two Warren Place
6120 S. Yale Avenue, Suite 700	6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136-4216	Tulsa, OK 74136-4216
Dear Gentlemen:
We are disappointed by your Board’s decision to reject our proposal to acquire 100% of the issued and outstanding Class A and Class B common stock of SemGroup Corporation (“SemGroup”) for $24.00 per share in cash. We are also disappointed by your Board’s unwillingness to engage in constructive discussions about our proposal. Accordingly, we are compelled to take our proposal directly to your stockholders by making the terms of our proposal public.
As we mentioned during our conversations with you, we believe our proposal offers attractive value for your stockholders that is greater than any value that might be created on a reasonable timetable from any of SemGroup’s other strategic alternatives. Our belief is supported by the following points:
•	Our proposal equates to a total enterprise value for SemGroup in excess of $1.24 billion, which represents a premium valuation for SemGroup based on recent trading and transaction multiples for similarly situated companies. This is particularly true given the fact that SemGroup’s cash flow is burdened with significant maintenance capital expenditures and foreign cash taxes.

•	Our proposal incorporates significant value for synergies that we are uniquely positioned to realize and provides greater value than might be generated by SemGroup through any other possible third-party combination or on a stand-alone basis. With SemGroup incurring over $80 million of annualized year-to-date selling, general and administrative expenses compared to approximately $99 million of annualized year-to-date adjusted EBITDA (adjusted for the $6.1 million non-recurring litigation settlement included in your second quarter results) and limited identifiable growth prospects, SemGroup is operating a high-cost, low-growth business in a highly competitive commercial environment. The value imbedded in our proposal incorporates and offers to SemGroup’s stockholders benefits from costs savings and synergies that we believe will be achieved upon consummation of the proposed transaction.

•	Our proposal reflects a premium of approximately 16% over SemGroup’s 10-day average closing price through October 5, 2011 (the day immediately prior to our proposal), and an approximate 20% premium over the 10-day average closing price immediately prior to the August 31, 2011 announcement of the pending transaction with NGL Energy Partners LP (“NGL Energy Partners”).

•	Our proposal provides all of your stockholders an opportunity for liquidity at an attractive and certain value that mitigates the timing, market and execution risks associated with any alternative value creation transactions. By comparison, the proposed initial public offering (IPO) of Rose Rock Midstream, L.P. (“Rose Rock Midstream”) and the recently announced sale of SemStream’s assets to NGL Energy Partners, if both are completed successfully, will result in SemGroup receiving limited cash proceeds and holding illiquid securities. Moreover, we believe that SemGroup’s current trading price fully reflects the potential upside of these transactions, and the success of the Rose Rock Midstream IPO will be largely dependent on the state of the financial markets, which are currently volatile and highly unpredictable.
•	The Rose Rock Midstream IPO will result in SemGroup principally owning a general partner interest, associated incentive distribution rights and subordinated units. As you are well aware, subordinated units in MLPs are initially valued at a substantial discount to the value of common units, and conversion of the subordinated units into common units will likely take at least three years following the closing of the IPO, if it occurs at all. The value of the incentive distribution rights is wholly dependent on Rose Rock Midstream’s ability to grow distributions to its unit holders, which will be challenging given the limited growth profile of the SemGroup assets that will initially be contributed to Rose Rock Midstream and the lack of additional SemGroup assets suitable for future contribution.

•	The sale of SemStream’s assets to NGL Energy Partners will result in SemGroup owning approximately 9 million common units of NGL Energy Partners, or approximately 53% of NGL Energy Partners’ current public float. As part of the transaction, SemGroup has agreed to waive ordinary cash distributions on 3.75 million of these common units through August 2012. Given (i) the restricted nature of the common units and the waiver of ordinary distributions on a significant portion of the common units and (ii) liquidity concerns due to the size of SemGroup’s position relative to NGL Energy Partners’ limited public float, the common units will be valued at a substantial discount to market trading prices. Similarly, the 7.5% general partner interest and associated minority board representation in NGL Energy Partners will provide minimal current value to SemGroup’s stockholders.
•	In addition to the strategic initiatives described above, we recognize that you have publicly announced plans to increase the capacity of your gas processing facilities in northern Oklahoma. As with your other initiatives, we believe that our proposal incorporates the increased cash flows anticipated to result from this expansion and other publicly announced growth opportunities.

•	Since its emergence from bankruptcy in late 2009, SemGroup’s 2010 and 2011 results have consistently and materially failed to meet the performance metrics laid out in SemGroup’s plan of reorganization. In anticipation of results in line with the financial forecasts in the plan of reorganization, SemGroup’s stock price traded to unsustainable levels in early 2011, but began a steady decline, reaching a 52-week low of $16.55 in August. Despite SemGroup’s considerable reduction in forecasted adjusted EBITDA since the reorganization, our proposal, which incorporates significant cost savings and anticipated synergies, will allow all of SemGroup’s stockholders to receive liquidity, realize a premium to SemGroup’s recent trading price and a value consistent with that set forth in the plan of reorganization.
•	With over $2.5 billion of cash and available borrowing capacity under our existing credit facilities, consummation of our proposal will not require additional financing and we are confident that we can obtain all required regulatory approvals.
In your letter indicating your refusal to engage with us, you reference our March 2010 proposal and characterize our current and past proposals as opportunistic and failing to adequately reflect SemGroup’s bright prospects for stockholder value creation. As you are aware, PAA’s interest in pursuing a transaction with SemGroup dates back several years and is anything but opportunistic.
When we submitted our proposal to acquire SemGroup for $17.00 per share in March 2010, we anticipated that SemGroup would struggle to achieve the operating and financial performance levels forecast in its bankruptcy plan of reorganization, as finalized in November 2009. These forecasts supported and were a critical underpinning for the $25.00 per share deemed valuation contained in the plan of reorganization, as determined by SemGroup’s own advisors.
As noted above, since March 2010, SemGroup’s subsequent performance has validated our position as actual operating and financial results have fallen materially short of the plan of reorganization forecasts, notwithstanding favorable market conditions during which PAA and other market participants have exceeded expectations. These favorable market conditions, which can be transitory, help support PAA’s willingness to increase its proposal by over 40% to $24.00 per share, along with the fact that PAA is uniquely positioned to realize significant costs savings and synergies, which are reflected in our proposal and thus would be shared with your stockholders.
We continue to believe, and SemGroup’s recent performance appears to confirm, that on a stand-alone basis SemGroup will continue to fall materially short of expectations, including the plan of reorganization forecasts. In light of all of these considerations, we believe that our proposal incorporates a significant premium relative to the value that SemGroup will be able to create and sustain on a stand-alone basis, even after taking into consideration SemGroup’s publicly announced strategic and other growth initiatives.
As a result, we believe you and the SemGroup Board should reconsider our proposal. As we indicated in our previous letter and our discussions with you, we based our proposed value upon public information, and we will consider increasing our proposal if we have full access to SemGroup’s non-competitive information and are able to identify additional opportunities to create value. As we also indicated, if preferred by your stockholders, we would consider alternative forms of consideration, including PAA common units. We believe PAA’s common units represent a compelling value with a current yield of approximately 6.3%. PAA has a solid history of distribution growth, increasing its quarterly distribution in 28 of the last 30 quarters and consecutively in each of the last nine quarters. We believe your agreement to work towards a mutually beneficial transaction is clearly in the best interests of SemGroup’s stockholders.

We are committed to completing a transaction with SemGroup. Given the liquidity and substantial value represented by our proposal, we are confident that a substantial majority of SemGroup’s stockholders will support our proposal. We have taken the step of making this letter public to explain directly to your stockholders our proposal, our actions and our commitment. Your refusal to engage with us will only further delay the ability of your stockholders to realize liquidity and receive the substantial value represented by our all-cash proposal.
In order to move forward quickly, we have retained Evercore Partners as our financial advisor and Vinson & Elkins and Morris Nichols as our legal advisors, and they, alongside our senior management, have already completed extensive analysis and due diligence based on publicly available information. We could complete our confirmatory due diligence, finalize the terms of a transaction and make the appropriate regulatory filings very quickly.
We are ready to meet with you and your team immediately to discuss next steps toward achieving a mutually acceptable, negotiated transaction.
Very truly yours,
Greg L. Armstrong
Chairman and Chief Executive Officer

Forward-Looking Statements
     Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve certain risks and uncertainties. These risks and uncertainties include, among other things, (i) our ability to successfully complete the proposed transaction or realize the anticipated benefits of a transaction; (ii) our ability to obtain stockholder, antitrust, regulatory and other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on any anticipated schedule; (iii) uncertainty of our expected financial performance following completion of the proposed transaction; (iv) and all factors and uncertainties inherent in the marketing, transportation, terminalling, gathering and storage of crude oil and other petroleum-related products discussed in PAA’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote, consent or approval. No tender offer for the shares of SemGroup has been made at this time. This press release relates to a potential business combination transaction with SemGroup proposed by PAA. This material is not a substitute for any tender offer statement, proxy statement or any other document which PAA may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to PAA at 333 Clay Street, Suite 1600, Houston, Texas 77002, Attn: Investor Relations.
     PAA, Plains AAP, L.P., a Delaware limited partnership, and Plains All American GP LLC, a Delaware limited liability company (“PAA GP”), the directors and executive officers of PAA GP, and other persons may be deemed to be participants in any future solicitation of proxies or consents from SemGroup’s stockholders in respect of the proposed transaction with SemGroup. Information regarding PAA GP’s directors and executive officers is available in PAA’s Annual Report on Form 10-K for the year ended December 31, 2010. Other information regarding potential participants in such proxy solicitation or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in future filings relating to the proposed transaction.
     Plains All American Pipeline, L.P. is a publicly-traded master limited partnership engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas related petroleum products. Through its general partner interest and majority equity ownership position in PAA Natural Gas Storage, L.P. (NYSE: PNG), PAA is also engaged in the development and operation of natural gas storage facilities. PAA is headquartered in Houston, Texas.
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